Mail Stop 3561

January 6, 2010

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
Ul. Starołęcka 18
61-361 Poznań, Poland

> **Re:** **Sunset Suits Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note your response to comment four in our letter dated December 15, 2009. Please revise the Plan of Distribution to reflect the statement in your response regarding the effective price per share paid by the investors, $2.40, which appears to be one of the considerations in setting the offering price. Also, please confirm, if true, that the financial performance thresholds and "Make-Good shares" referenced in your response are what you disclose in the last sentence of the first paragraph on page 51, or revise as appropriate.

Repayments of Debt, page 36

2. We note your response to comment seven from our letter dated December 15, 2009. Your long-term schedule of repayments as of September 30, 2009 at page 36 remains identical to Amendment 5 and totals to $6,004,873. The 'Total Outstanding' row within the caption 'Loan Facilities' at page 41 sums to $6,861,593, an amount that agrees to footnote 13 to your September 30, 2009 financial statements. Your long-term debt maturities for the three months ending December 31, 2009 totals $1,205,000 at page F-23, but only $348,000 at page 36. Please reconcile this difference in scheduled maturities for the three months ended December 31, 2009. In addition, please revise your schedule of long-term debt repayments at page 36 to sum to $6,862,000.

Tax and Social Security Payment Obligations, page 42

3. We note your response to comment eight from our letter dated December 15, 2009. Please revise your table demonstrating the amounts you intend to pay by period at page 44 to reconcile to the amount included in your rollforward as of September 30, 2009 and the Social Security Tax Payable within your interim financial statement footnotes ($8,104). Your current disclosures indicate you intend to pay $7,740, though your Social Security Obligation totals $8,104.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Joseph R. Tiano, Esq.
        Fax: (202) 663-8007